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EXHIBIT 99.2 (C) FORM OF FOUNDERS AGREEMENT

BIGWATER TECHNOLOGIES, INC (FORMERLY UPFRONT CAPITAL CORPORATION)

THIS FOUNDERS AGREEMENT (the "Agreement") dated as of July 1, 2001 sets forth the essential terms and conditions of an understanding concerning the founding and initial governance of Upfront Capital Corporation, established as a Delaware corporation by Edward B. Paulsen on May 5, 2000 (the "Company"), and the business relationships between the Company and each of the Founders (hereinafter, the various transactions discussed are referred to collectively as the "Founding Plan"), reached by and between Chett B. Paulsen, James A. Egide, and Edward B. Paulsen (collectively, the "Founders").

1. PROPOSED FOUNDING PLAN.
1.1 Incorporation. Edward B. Paulsen established the Company having 30 million shares of authorized stock 20 million designated as Common Stock and 10 million designated as Preferred Stock. No stock has been issued in the Company as of the date of this Agreement. The Founders agree that the Company shall be governed according to Bylaws established for the Company and as may be amended by the Founders. The Company shall be governed by a Board of Directors to have between three and seven members. The Certificate of Incorporation, Bylaws, and Organizational Minutes have been enacted in the substantial form of the attached Exhibits "A," "B," and "C," respectively.

1.2 Sale of Stock. The Founders agree that the Company's initial capital, excluding out-of-pocket costs incurred by the Founders, may come from the sale the Company's common and preferred stock.

1.3 Operating Plan. The Founders agree to use the Company to develop or acquire an operating business entity.

2. PROPOSED MANAGEMENT PLAN.
2.1 Board of Directors. Each of the Founders agree to serve as the initial Directors for the Company and to serve on the Board until replaced pursuant to the Company Bylaws.

2.2 Officers. The following Founders hereby agrees to serve as an executive officer of the Company until such time as replaced pursuant to the Company Bylaws. The initial officers shall be as follows: Chett B. Paulsen President and Chief Executive Officer; Edward B. Paulsen Secretary/Treasurer

3. FOUNDER SHARES.
3.1 Shares of Stock. In connection with the Founding Plan, the Company agrees to sell to each of the Founders, payment for which shall be made in the form of forgiveness of reimbursable expenses, restricted shares of the Company's common stock in the following amounts at the price of $.001 per share:

         NAME                                        SHARES                             CONSIDERATION
P & D I, LP(Chett B. Paulsen)                        1,774,953                           $1,774.95
James A. Egide                                         677,000                            $677.00
PCI Ventures, LLC(Edward B. Paulsen)                   549,350                            $549.35

3.2 Gifting of Shares. In connection with the Founding Plan, the Founders agree that they intend to and shall have the right to gift a portion of their founding shares as follows:

        NAME                                                  THIRD                     FOUNDER
                                                              PARTIES                   BALANCE
         P & D I, LP (Chett B. Paulsen)                       511,875                    1,263,078
         James A. Egide                                       214,500                      462,500
         PCI Ventures, LLC(Edward B. Paulsen)                  40,500                      508,850

In the event the Founders do not gift the shares indicated in this Section 3.2 on or before December 31, 2002, such shares shall be forfeited to the Company.

4. PRE-INCORPORATION AUTHORITY.
4.1 Binding Authority. Prior to incorporation and formal adoption and approval of the Bylaws and Organizational Minutes, the Founders shall possess the authority to bind the organization to contracts and obligations.

4.2 Expense Reimbursement. Founders shall be entitled to receive reimbursement for all out-of-pocket expenses related to the formation and pursuit of the Company's business plan incurred and paid by the Founders before and after the incorporation and formal adoption and approval of the Bylaws and Organizational Minutes. Proof of expense for such reimbursable expenses must be provided to the Company.
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5. TRANSFER OF SHARES.
The Founder shall remain free to assign, encumber, pledge, transfer, or otherwise dispose of any founder's shares.

6. NOTICES.
All notices, requests, and demands hereunder shall be in writing and delivered by hand, by mail, or by overnight delivery service, and shall be deemed given if by hand delivery, upon such delivery, and if by mail or delivery, upon deposit with the mail or delivery service, postage or fees prepaid and properly addressed to the party at his or its current business address. Any party may change its address for purposes of this paragraph by giving the other party written notice of the new address in the manner set forth above.

7. INVALID PROVISIONS.
Invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

8. AMENDMENT, MODIFICATION, OR REVOCATION.
This Agreement may be amended, modified, or revoked in whole or in part, but only by a written instrument which specifically refers to this Agreement and expressly states that it constitutes an amendment, modification, or revocation hereof, as the case may be, and only if such written instrument has been signed by each of the parties to this Agreement.

9. ENTIRE AGREEMENT.
This Agreement contains the entire understanding among the parties and supersedes any prior written or verbal agreements between them respecting the founding of the Company. No representations or warranties of any kind or nature relating to the Company or its affiliates or their respective businesses, assets, liabilities, operations, future plans, or prospects have been made by or on behalf of the Company to ach Founder; nor have any representations or warranties of any kind or nature been made by either Founder to the Company, except as expressly set forth in this Agreement.

10. DISPUTE RESOLUTION/CONTROLLING LAW.
Any dispute or claim arising out of, in connection with, or in relation to the interpretation, performance or breach of this Agreement shall be resolved by a court of competent jurisdiction within the County of Salt Lake, State of Utah. This Agreement shall be governed by the laws of the State of Utah.

11. ATTORNEYS' FEES.
If any legal action is necessary to enforce the terms and conditions of this Agreement, the prevailing party in such action shall be entitled to recover all costs of suit and reasonable attorneys' fees as determined by the court.

12. WAIVER.
A waiver by either party of any of the terms and conditions hereof shall not be construed as a general waiver by such party, and such party shall be free to reinstate such part or clause, with or without notice to the other party.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date first set forth herein.

"Founders"



/S/Chett B. Paulsen                      /S/Edward B. Paulsen
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/S/James A. Egide
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